[GTC TELECOM CORP. LETTERHEAD]



                                                    September 22, 1999


Dear Mark:


This letter confirms our understanding that you are to be issued 500 shares of GTC Telecom common stock with registration rights. These shares are issued to you, in lieu of cash, as payment in full for legal services provided to GTC relating to its S8 filing.

Please sign this letter confirming your understanding of the agreement.

Sincerely,




/s/ Eric Clemons
Eric Clemons                             /s/ Mark Richardson
COO                                         Mark Richardson
GTC Telecom